FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               17 October, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 17 October, 2003






SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


mmO2 plc



2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital International Limited:





Registered Name                                        Number of Shares

State Street Nominees Limited                            2,911,850
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF



Bank of New York Nominees                               89,532,359
Bank of New York
3 Birchin Lane
London
EC3V 9BY



Chase Nominees Ltd                                      26,439,203
Woolgate House
Coleman Street
London  EC2P 2HD



Midland Bank plc                                         2,112,400
5 Laurence Hill
Poutney Hill
London  EC4R OE



Bankers Trust                                           35,521,442
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH


Barclays Bank                                            1,445,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT



Citibank London                                            800,000
11 Old Jewry
London  EC2R 8D8

Morgan Guaranty                                          3,841,500
83 Pall Mall
London  SW1Y 5ES



Nortrust Nominees                                       32,978,267
155 Bishopsgate
London  EC2M 3XS



State Street Bank & Trust Co                             4,079,200


Deutsche Bank AG                                        11,185,261
23 Great Winchester Street
London  EC2P 2AX



HSBC Bank plc                                           10,812,749
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA



Mellon Bank NA                                           4,555,532
London Branch
London



Northern Trust AVFC                                      2,547,414
South Africa



KAS UK                                                     323,100
Kass Associate
PO Box 178
1000 AD Amsterdam


Mellon Nominees (UK) Ltd                                 1,532,300
150 Buchanan Street
Glasgow G1 2DY



Bank One London                                          1,371,500

Clydesdale Bank plc                                        262,000


Northern Trust                                          15,238,281
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS


Capital International S.A.:

Chase Nominees Limited                                   7,572,377
Woolgate House
Coleman Street
London  EC2P 2HD


Midland Bank plc                                            50,300
5 Laurence
Poutney Hill
EC4R OE


Royal Bank of Scotland                                     646,100
Regents House
42 Islington High Street
London  N1 8XL


Lloyds Bank                                                290,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London



State Street Bank & Trust Co.                              402,400



Citibank NA                                                307,400
Toronto


Capital International, Inc.:



State Street Nominees Limited                           25,918,813
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF



Bank of New York Nominees                                4,939,094
Bank of New York
3 Birchin Lane
London EC3V 9BY



Chase Nominees Limited                                  33,472,124
Woolgate House
Coleman Street
London EC2P 2HD



Nortrust Nominees                                          694,900
155 Bishopsgate
London EC2M 9XS



State Street Bank & Trust Co.                              357,594





Citibank NA                                              3,817,500
Toronto


Chase Manhattan Nominee Ltd                                212,900
Australia


HSBC Bank plc                                              267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA



Citibank London                                            436,800
11 Old Jewry
London EC2R 8DB


Capital Research and Management Company:


Chase Nominees Limited                                 171,969,000
Woolgate House
Coleman Street
London
EC2P 2HD



Capital Guardian Trust Company


Chase Nominees Limited                                  7,949,000
Woolgate House
Coleman Street
London EC2P 2HD



Nortrust Nominees                                       3,936,000
155 Bishopsgate
London EC2M 3XS



5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


75,725,783



8. Percentage of issued class


0.87%



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


15 October 2003 - Date of Section 198 Notification



11. Date company informed


17 October 2003



12. Total holding following this notification


510,729,960



13. Total percentage holding of issued class following this notification


5.891%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore - 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


17 October 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                       SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 October, 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary